EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2016	2015
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$386	$331
Fixed charges excluding preferred stock dividends	61	57
Income for computation excluding interest on deposits	447	388
Interest expense excluding interest on deposits	47	43
One-third of rent expense	14	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	77	73
Ratio of earnings to fixed charges, excluding interest on deposits	5.79x	5.28x
Including Interest on Deposits
Income from continuing operations before income taxes	$386	$331
Fixed charges excluding preferred stock dividends	88	85
Income for computation including interest on deposits	474	416
Interest expense including interest on deposits	74	71
One-third of rent expense	14	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	104	101
Ratio of earnings to fixed charges, including interest on deposits	4.53x	4.10x